SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF
SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
SunPower Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	94-3008969

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3939 North First Street, San Jose, California	95134

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective Pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:

(If applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Class B Common Stock, $0.001 par value	The Nasdaq Stock Market

Securities to be registered pursuant to Section 12(g) of the Act:
None.

Item 1: Description of Registrant’s Securities to be Registered.
Item 2. Exhibits
SIGNATURES

EXPLANATORY NOTE
     On July 17, 2008, Cypress Semiconductor Corporation (“Cypress”), the holder of a majority of the voting power of the issued and outstanding voting securities of SunPower Corporation (the “Company”), announced that its board of directors had authorized its management to proceed with a proposed spin-off (the “Spin-off”) of the Company’s Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), held by Cypress. In order to effectuate the Spin-off, Cypress required that the Company, among other things, make certain amendments to its certificate of incorporation (as so amended, the “Restated Certificate”). The Restated Certificate will be filed with the Secretary of State of the State of Delaware, and will be effective, prior to the completion of the Spin-off. The following description of the Class B Common Stock gives effect to the Spin-off and the provisions in the Restricted Certificate. If the Spin-off does not occur, we do not expect the changes to our certificate of incorporation contemplated by the Restated Certificate to take effect.

Item 1:	Description of Registrant’s Securities to be Registered.
     The following description of the terms and provisions of our Class B Common Stock is only a summary. This summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the Restated Certificate and amended and restated bylaws, each of which is incorporated by reference.
General
     Our Restated Certificate authorizes the issuance of up to 367,500,000 shares of Common Stock, of which 217,500,000 shares are authorized to be Class A common stock, par value $0.001 per share (“Class A Common Stock”) and of which 150,000,000 shares are authorized to be Class B Common Stock.
Voting Rights
     Holders of shares of Class B Common Stock are entitled to eight votes per share on all matters to be voted on by our stockholders and are not entitled to cumulate their votes in the election of directors to our board of directors. However, from and after the date (and automatically effective as of such date), if any, that the Internal Revenue Service issues a ruling that the effectiveness of the following restriction will not prevent the favorable rulings received by Cypress with respect to certain tax issues arising under Section 355 of the Internal Revenue Code in connection with the Spin-off from having full force and effect, the voting power of a holder of more than 15% of outstanding shares of Class B Common Stock with respect to the election or removal of directors will be limited to 15% of the outstanding shares of Class B Common Stock, unless such holder also holds an equal or greater percentage of outstanding Class A Common Stock. If such holder also owns in excess of 15% of our outstanding shares of Class A Common Stock, then the holder may exercise the voting power of our Class B Common Stock in excess of 15% to the extent that such holder has an equivalent percentage of outstanding Class A Common Stock. For example, a holder of 20% of our outstanding Class B Common Stock, and none of our Class A Common Stock, would be limited to 15% of the voting power of our outstanding Class B common stock in the election or removal of directors. On the other hand, if this person owned both 20% of our outstanding Class B Common Stock and 17% of our outstanding Class A Common Stock, then the person would be able to exercise 17% of the voting power of our outstanding Class B Common Stock in the election or removal of directors. Any shares of Class B Common Stock as to which voting power is restricted as described above would automatically be voted in proportion to the shares of Class B Common Stock held by holders of less than 15% of such stock.
     Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast at a meeting by all shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to any outstanding preferred stock, amendments to our restated certificate of incorporation generally must be approved by at least a majority of the combined voting power of all our Class A Common Stock and Class B Common Stock, voting together as a single class. However, shares of Class A Common Stock are not eligible to vote on any alteration or change in the powers, preferences, or special rights of the Class B Common Stock that would not adversely affect the rights of the Class A Common Stock.
Conversion Rights
     Shares of Class B Common Stock are not convertible into other securities of the Company.
Dividend Rights
     Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of Class B Common Stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.
No Preemptive or Redemption Rights
     Class B Common Stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
     Upon our liquidation, dissolution or winding-up, the holders of Class B Common Stock are entitled to share equally (with holders of the Company’s Class A Common Stock) in all of our assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.
Classification of Our Board of Directors
     The Restated Certificate and our amended and restated bylaws provide that our board of directors is, and will be, divided into three classes of directors, with the classes to be as nearly equal in number as possible.

Calling of a Special Meeting of Stockholders by a Stockholder
     The Restated Certificate and our amended and restated bylaws provide that stockholders may not call special meetings of the stockholders.
Action of the Stockholders by Written Consent
     The Restated Certificate and our amended and restated bylaws provide that no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our amended and restated bylaws, and stockholders may not act by written consent.
Anti-Takeover Effects of Delaware Law
     We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:
•	the transaction is approved by the board before the date the interested stockholder attained that status;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or
•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
     Section 203 defines “business combination” to include the following:
•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.
     A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.
Limitation of Liability and Indemnification Matters
     We have adopted provisions in our Restated Certificate that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•	for any breach of their duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.
     Our Restated Certificate and amended and restated bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether the amended and restated bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.
Nasdaq Global Select Market Listing Symbol
     We expect that the Class B Common Stock will be listed for trading on The Nasdaq Global Select Market under the symbol “SPWRB.”

Transfer Agent and Registrar
     The transfer agent and registrar for the Class B Common Stock will be Computershare Trust Company, N.A.
Rights Plan
     The description of the rights issued pursuant to the Rights Agreement, dated as of August 12, 2008, between the Company and Computershare Trust Company, N.A., set forth under the heading “Rights Plan” in the Company’s Form 8-K filed on August 12, 2008, is hereby incorporated by reference.

Item 2.	Exhibits

Exhibit
Number	Description of Exhibit
3.1	Form of Restated Certificate of Incorporation (incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2008).
3.2	Form of By-laws of SunPower Corporation (incorporated by reference to Exhibit 3.(ii)2 to the Company’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
4.1	Rights Agreement, dated as of August 12, 2008, by and between the Company and Computershare Trust Company, N.A., as Rights Agent, including the form of Certificate of Designation of Series A Junior Participating Preferred Stock, the form of Certificate of Designation of Series B Junior Participating Preferred Stock and the forms of Right Certificates, Assignment and Election to Purchase and the Summary of Rights attached thereto as Exhibits A, B, C and D, respectively (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2008).

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 25, 2008	SUNPOWER CORPORATION
	By:	/s/ Emmanuel T. Hernandez
		Name:	Emmanuel T. Hernandez
		Title:	Chief Financial Officer